787 Seventh Avenue

New York, NY 10019-6099

Tel: 212 728 8000

Fax: 212 728 8111

March 19, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Gabelli Utility Trust
Securities Act File No. 333-174333
Investment Company Act File No. 811-09243

Ladies and Gentlemen:

On behalf of The Gabelli Utility Trust (the “Fund”), pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, we hereby file via EDGAR transmission post-effective amendment No. 4 to the Fund’s Registration Statement on Form N-2. This post-effective amendment is being filed to, among other things, update the Fund’s financial statements.

Any questions or comments on the Registration Statement should be directed to the undersigned at (212) 728-8865.

Very truly yours,

/s/ Ryan P. Brizek

Ryan P. Brizek

Enclosures

cc:	Bruce N. Alpert, The Gabelli Utility Trust
Agnes Mullady, The Gabelli Utility Trust
David I. Schachter, The Gabelli Utility Trust
Sonia K. Kothari, Esq., The Gabelli Utility Trust
Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP
P. Jay Spinola, Esq., Willkie Farr & Gallagher LLP

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